NEW YORK LIFE INVESTMENTS FUNDS
NEW YORK LIFE INVESTMENTS FUNDS TRUST
NEW YORK LIFE INVESTMENTS VP FUNDS TRUST
51 Madison Avenue
New York, NY 10010

July 17, 2025

VIA EDGAR

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  New York Life Investments Funds (File Nos. 811-04550 and 033-02610)
New York Life Investments Funds Trust (File Nos. 811-22321 and 333-160918) and
New York Life Investments VP Funds Trust (File Nos. 811-03833-01 and 002-86082)
(each, a “Registrant” and together, the “Registrants”)

Dear Ms. Miller:

This letter responds to comments you provided telephonically on June 12, 2025, with respect to various filings of the Registrants, in connection with your review of certain filings and other materials pursuant to the Sarbanes-Oxley Act of 2002.

Your comments and the Registrants’ responses are provided below.

Comment 1: For the NYLI Candriam Emerging Markets Debt Fund, NYLI MacKay High Yield Corporate Bond Fund and NYLI Income Builder Fund, the lead-in paragraph to the performance chart assumes a $15,000 minimum initial investment, however, for certain share classes the performance chart starts at $10,000.

Response: The Registrant intends to update the performance chart for each impacted Fund through an amended Form N-CSR filing.

Comment 2: Please explain why the graph of portfolio holdings does not equal 100%.

Response: The Registrant notes that the graphical representation of each Fund’s portfolio holdings illustrates the Fund’s top 10 holdings. Going forward, the Registrant will include a graphical representation that illustrates all holdings for each Fund.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at 201-744-3598 or Thomas Humbert at 973-610-0124.

Very truly yours,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary